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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             United Auto Group, Inc.
                                (Name of Issuer)

                               Voting Common Stock
                         (Title of Class of Securities)

                                   909440 10 9
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                SCHEDULE 13G


-------------- ----------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Trace International Holdings, Inc.          I.D. #
-------------- ----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [ ]

-------------- ----------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
------------------- ---------- ------------------------------------------------
       5      SOLE VOTING POWER

              -0-


                    ---------- ------------------------------------------------
                        6      SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                 3,531,156 shares of Voting Common Stock
 OWNED BY EACH      ---------- ------------------------------------------------
REPORTING PERSON        7      SOLE DISPOSITIVE POWER
      WITH
                               -0-
                    ---------- ------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                               3,531,156 shares of Voting Common Stock
----------- -------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,531,156 shares of Voting Common Stock
----------- -------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*          [ ]

----------- -------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            21.2%
----------- -------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            CO
----------- -------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                  SCHEDULE 13G


-------------- ----------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Trace Auto Holdings, Inc.                    I.D. #
-------------- ----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [ ]

-------------- ----------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
------------------- ---------- ------------------------------------------------
      5      SOLE VOTING POWER

             -0-

                     ---------- -----------------------------------------------
NUMBER OF SHARES        6      SHARED VOTING POWER
  BENEFICIALLY
 OWNED BY EACH                 3,531,156 shares of Voting Common Stock
REPORTING PERSON    ---------- ------------------------------------------------
      WITH              7      SOLE DISPOSITIVE POWER

                               -0-
                    ---------- ------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                               3,531,156 shares of Voting Common Stock
----------- -------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,531,156 shares of Voting Common Stock
----------- -------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*       [ ]

----------- -------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            21.2%
----------- -------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            CO
----------- -------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13G/A, filed by and on behalf of Trace International Holdings, Inc. and Trace Auto Holdings, Inc., (collectively, the "Filing Persons"), amends and restates in its entirety the Schedule 13G filed on behalf of the Filing Persons on February 13, 1997 (the "Original 13G").

Item 1.

          (a)     Name of Issuer:
                  United Auto Group, Inc.

          (b)     Address of Issuer's Principal Executive Offices:
                      375 Park Avenue, 22nd Floor, New York, New York 10152

Item 2.

          (a)     Name of Person Filing:

         This statement is filed by and on behalf of (a) Trace International Holdings, Inc. ("TIHI"); and (b) Trace Auto Holdings, Inc.
         ("Trace Auto").

          (b)     Address of Principal Business Office or, if none, Residence:

         The business address of each of the foregoing is 375 Avenue, 11th Floor, New York, New York 10152

          (c)     Citizenship:

                  TIHI and Trace Auto are Delaware corporations.

          (d)     Title of Class of Securities:

                  Voting Common Stock

          (e)     CUSIP Number:

                  909440 10 9

Item 3.

                  Not applicable.

Item 4.  Ownership.

                  TIHI and Trace Auto:

                  (a) Amount Beneficially Owned:  3,531,156 Shares



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                  (b) Percent of Class:  21.2%

                  (c) Number of shares as to which such person has:

                            (i)     sole power to vote or to direct the vote:

                                            -0-

                            (ii)    shared power to vote or to direct the vote:

                                             3,531,156 Shares

                            (iii) sole power to dispose or to direct the disposition of:

                                            -0-

                            (iv) shared power to dispose or to direct the disposition of:

                                    3,531,156 Shares


Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  Not applicable.


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                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       TRACE INTERNATIONAL HOLDINGS, INC.


                                       By:  /s/ Philip N. Smith, Jr.
                                            ----------------------------
    April 2, 1997                               Philip N. Smith, Jr.,
                                                Senior Vice President,
                                                Secretary and General Counsel




                                        TRACE AUTO HOLDINGS, INC.


                                        By:  /s/ Philip N. Smith, Jr.
                                             ---------------------------
    April 2, 1997                                Philip N. Smith, Jr.,
                                                 Vice President, Secretary and
                                                 General Counsel



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                                  EXHIBIT INDEX


Exhibit No.             Description
-----------             -----------
1                       Joint Filing Agreement, dated April 2, 1997, among
                        the signatories to this Schedule 13G Amendment No. 1.